EXHIBIT 99.1

Motion to Dismiss granted in the Securities Class Action

Cheserex, Switzerland - May 19, 2005: Adecco is pleased to announce that the pending consolidated class action complaint filed against the company and certain of its directors and officers in the United States District Court for the Southern District of California has been dismissed. The Court's order dismisses the complaint without prejudice and grants plaintiffs leave to replead within 45 days.

About Adecco Adecco S.A. is a Fortune Global 500 company and the global leader in HR Solutions. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and over 6,000 offices in 70 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

For further information please contact:

Adecco Corporate Press Office

Press.office@adecco.com , Axel J. Schafmeister, Tel.  +41 1 878 8832

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